Mail Stop 3561

April 28, 2009

Jerry W. Throgmartin
Chief Executive Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, Indiana 46240

> **Re: hhgregg, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2008**
> **Filed June 3, 2008**
> **File No. 001-33600**

Dear Mr. Throgmartin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director